UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T 10 4
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 31, 2007
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 11 Pages

SCHEDULE 13D
CUSIP No. 45031T 10 4		Page 2 of 11

1	NAMES OF REPORTING PERSONS
Tennenbaum Capital Partners, LLC (1)
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,501,910 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

12,501,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,501,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBF II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), which are the registered holders of the shares of Common Stock of ITC^Deltacom, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 66,970,000 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 31, 2007, as reported by ITC^Deltacom, Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

SCHEDULE 13D
CUSIP No. 45031T 10 4		Page 3 of 11

1	NAMES OF REPORTING PERSONS
SVIM/MSM II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		988,194 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

988,194 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

988,194 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 66,970,000 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 31, 2007, as reported by ITC^Deltacom, Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

SCHEDULE 13D
CUSIP No. 45031T 10 4		Page 4 of 11

1	NAMES OF REPORTING PERSONS
SVAR/MM, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(IRS ID # 45-0479188)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		623,648 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

623,648 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

623,648 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 66,970,000 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 31, 2007, as reported by ITC^Deltacom, Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

SCHEDULE 13D
CUSIP No. 45031T 10 4		Page 5 of 11

1	NAMES OF REPORTING PERSONS
Tennenbaum & Co., LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
(IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,501,910 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

12,501,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,501,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 66,970,000 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 31, 2007, as reported by ITC^Deltacom, Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

SCHEDULE 13D
CUSIP No. 45031T 10 4		Page 6 of 11

1	NAMES OF REPORTING PERSONS
Michael E. Tennenbaum
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,501,910 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

12,501,910 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,501,910 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7%(1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 66,970,000 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of July 31, 2007, as reported by ITC^Deltacom, Inc. in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007.

          This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2007 (together, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and restated as follows:
          (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 18.7% of the outstanding shares of Common Stock of the Issuer, based on 66,970,000 shares of Common Stock outstanding as of July 31, 2007, as reported by the Issuer in its Current Report on Form 8-K filed with the Commission on August 6, 2007. TCP may be deemed to beneficially own 12,501,910 shares of Common Stock (18.7% of the outstanding shares), which includes 988,194 shares which it has shared voting and dispositive power with SVIM/MSM II, TCO and Mr. Tennenbaum and 623,648 shares which it has shared voting and dispositive power with SVAR/MM, TCO and Mr. Tennenbaum; SVIM/MSM II may be deemed to beneficially own 988,194 shares of Common Stock (1.5% of the outstanding shares), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; SVAR/MM may be deemed to beneficially own 623,648 shares of Common Stock (0.9% of the outstanding shares), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 12,501,910 shares of Common Stock (18.7% of the outstanding shares), which includes 988,194 shares which it has shared voting and dispositive power with TCP, SVIM/MSM II and Mr. Tennenbaum and 623,648 shares which it has shared voting and dispositive power with TCP, SVAR/MM and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 12,501,910 shares of Common Stock (18.7% of the outstanding shares), which includes 988,194 shares which he has shared voting and dispositive power with TCP, SVIM/MSM II and TCO and 623,648 shares which he has shared voting and dispositive power with TCP, SVAR/MM and TCO. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the shares of Common Stock.
          (c) Other than as described in Item 6 below, the Reporting Persons have not effected any purchases or sales of shares of Common Stock within the last 60 days.
          (d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information in Item 6 is hereby amended and supplemented as follows:
          On July 31, 2007, the Issuer completed its previously announced recapitalization and related transactions. In connection therewith, and pursuant to the Commitment Letter dated June 8, 2007 and the Supplemental Commitment Letter and Lock-Up Agreement dated July 16, 2007 (collectively, the “TCP Commitment Letters”), Special Value Absolute Return Fund, LLC, Special Value Bond Fund II, LLC and Special Value Continuation Partners, LP, which are investment funds managed by TCP, received a total of approximately 12,501,910 shares of Common Stock in consideration of the following:
•	the exchange of all of the Series D Warrants held by the TCP funds; and

•	the exchange of all of the Existing Third Lien Notes held by the TCP funds.
                   In order to effect the foregoing exchange, the TCP funds entered into a Series D Warrant Exchange Agreement and an Exchange Agreement with the Issuer, each dated as of July 31, 2007 (collectively, the “Exchange Agreements”).
                   In addition, in connection with the closing, certain TCP-managed investment funds entered into a First Lien Credit Agreement with the Issuer, dated as of July 31, 2007 (the “First Lien Credit Agreement”), pursuant to which such funds provided the Issuer with a first lien secured credit facility in an aggregate principal amount of $70 million (out of a total of $240 million in aggregate principal amount of first lien secured credit facilities obtained by the Issuer), and a Second Lien Credit Agreement with the Issuer, dated as of July 31, 2007 (the “Second Lien Credit Agreement” and, together with the First Lien Credit Agreement, collectively the “Credit Agreements”), pursuant to which such funds provided the Issuer with a second lien secured credit facility in an aggregate principal amount of $75 million, as well as the following agreements:
•	Amendment to Governance Agreement, dated as of July 31, 2007 (the “Amended Governance Agreement”), pursuant to which the issuances of Common Stock, Preferred Stock and other securities pursuant to the recapitalization transactions were excluded from the equity subscription provisions of such agreement; and

•	Amendment to Registration Rights Agreement, dated as of July 31, 2007 (the “Amended Registration Rights Agreement”), pursuant to which the Common Stock issued in the recapitalization transactions will be entitled to the benefits of such agreement.
                   The foregoing descriptions of the TCP Commitment Letters, the Exchange Agreements, the Credit Agreements, the Amended Governance Agreement and the Amended Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, which have been filed as exhibits hereto and are incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
                   The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Power of Attorney, dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Warrant Agreement, dated as of July 26, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 4	Note Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 5	Amendment No. 1 to Note Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the New Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.9.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 6	Securities Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 7	Amendment No. 1 to Securities Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.11.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 8	Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 9	Amendment No. 1 to Amended and Restated Governance Agreement, dated as of July 31, 2007, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 10	Registration Rights Agreement, dated as of July 26, 2005, among the Issuer and the TCP Security Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 11	Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of July 31, 2007, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 12	First Lien Credit Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc., as Borrower, Credit Suisse, as Administrative Agent and Collateral Agent, and the Lenders from time to time parties thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 13	Second Lien Credit Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc., as Borrower, Credit Suisse, as Administrative Agent and Collateral Agent, and the Lenders from time to time parties thereto (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 14	Exchange Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc. and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 15	Series D Warrant Exchange Agreement, dated as of July 31, 2007, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 16	Commitment Letter, dated June 8, 2007, among the Issuer and the TCP Funds listed on the signature pages thereof.*

Exhibit 17	Supplemental Commitment Letter and Lock-Up Agreement, dated July 16, 2007, among the Issuer and the TCP Funds listed on the signature pages thereof.

*	Previously filed.

SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVAR/MM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact

Exhibit Index

Exhibit 1	Joint Filing Agreement.*

Exhibit 2	Power of Attorney, dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Warrant Agreement, dated as of July 26, 2005, between the Issuer and Mellon Investor Services LLC, as Warrant Agent (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 4	Note Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 5	Amendment No. 1 to Note Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the New Note Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.9.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 6	Securities Purchase Agreement, dated as of July 26, 2005, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, the Purchasers named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 7	Amendment No. 1 to Securities Purchase Agreement, dated as of October 27, 2006, among the Issuer, Interstate FiberNet, Inc., the Subsidiary Guarantors named therein, Tennenbaum Capital Partners, LLC, as Agent, and TCP Agency Services, LLC, as Collateral Agent (incorporated herein by reference to Exhibit 10.11.3 to the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2007 (File No. 0-23253)).

Exhibit 8	Amended and Restated Governance Agreement, dated as of July 26, 2005, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 9	Amendment No. 1 to Amended and Restated Governance Agreement, dated as of July 31, 2007, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 10	Registration Rights Agreement, dated as of July 26, 2005, among the Issuer and the TCP Security Holders listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2005 (File No. 0-23253)).

Exhibit 11	Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of July 31, 2007, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 12	First Lien Credit Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc., as Borrower, Credit Suisse, as Administrative Agent and Collateral Agent, and the Lenders from time to time parties thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 13	Second Lien Credit Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc., as Borrower, Credit Suisse, as Administrative Agent and Collateral Agent, and the Lenders from time to time parties thereto (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 14	Exchange Agreement, dated as of July 31, 2007, among the Issuer, Interstate FiberNet, Inc. and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 15	Series D Warrant Exchange Agreement, dated as of July 31, 2007, among the Issuer and the Security Holders of the Issuer listed on the signature pages thereof (incorporated herein by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2007 (File No. 0-23253)).

Exhibit 16	Commitment Letter, dated June 8, 2007, among the Issuer and the TCP Funds listed on the signature pages thereof.*

Exhibit 17	Supplemental Commitment Letter and Lock-Up Agreement, dated July 16, 2007, among the Issuer and the TCP Funds listed on the signature pages thereof.

*	Previously filed.

Exhibit 17
Tennenbaum Capital Partners, LLC
2951 28th St., Suite 1000
Santa Monica, CA 90405
CONFIDENTIAL
July 16, 2007
ITC^DeltaCom, Inc.
7037 Old Madison Pike
Huntsville, AL 35806
Attention: Richard E. Fish, Jr.
RE:     ITC^DeltaCom, Inc. Supplemental Commitment Letter and Lock-Up Agreement
Dear Mr. Fish:
1. Reference is hereby being made to the ITC^DeltaCom, Inc. Commitment Letter dated as of June 8, 2007 (the “Commitment Letter”) by and between ITC^DeltaCom, Inc. (the “Company”) and the funds or accounts managed by Tennenbaum Capital Partners, LLC (“TCP”) identified on the signature pages hereto (the “TCP Funds”). Subject to the conditions contained in the Commitment Letter, the TCP Funds confirmed that they would consummate the TCP Transactions.1 One of the conditions to closing involved the issuance by the Company of shares of Common Stock to Credit Suisse Securities (Europe) Limited, generating gross proceeds of not less than $29 million (the “CS Equity Commitment”).

[1]	Any capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Commitment Letter.

July 16, 2007

2. The Company subsequently decided that it would be in its best interest, as well as that of its shareholders, to enter into an agreement with certain investors led by H Partners Capital, LLC, Joshua Tree Capital Management, LLC and Curtiswood Capital, LLC and their respective affiliates (collectively, the “Investors”), as opposed to consummating the CS Equity Commitment. The commitment with the Investors contemplates a proposed share purchase and offering to all shareholders of the Company, other than Welsh, Carson, Anderson & Stowe VIII, L.P. (“Welsh Carson”), TCP and their respective affiliated investment funds, and entities which are converting their third lien debt and Common Stock (“Babson”), of non-transferable rights to purchase their pro rata portion of the Company’s Common Stock at $3.03 per share (the “Rights Offering,” and such commitment the “Investors Commitment”), all pursuant to the terms set forth in the Equity Purchase and Rights Offering Agreement entered into as of July 16, 2006 by and between the Investors and the Company (the “Equity Purchase Agreement”).
3. This letter (the “Supplemental Commitment Letter”) confirms that, upon the terms and subject to the conditions set forth herein, the TCP Funds (a) will or will cause their affiliated investments funds to consummate the TCP Transactions, subject to fulfillment of the other conditions contained in this Supplemental Commitment Letter below, (b) until the earlier of (x) the Rights Offering Closing Date (as such date is defined in the Equity Purchase Agreement) and (y) January 31, 2008: (i) they will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing except, in all cases to their affiliates who agree to be bound by the terms of this Agreement, without the prior written consent of a majority of Investors; (ii) they will not exercise their preemptive rights, both as stockholders of the company and pursuant to Section 3.04 or any other provision of the Amended and Restated Governance Agreement, dated as of July 26, 2005, as amended, among the Company and the securityholders of the Company listed on the signature pages thereof, with respect to the Rights Offering or otherwise subscribe for shares of Common Stock in the Rights Offering; and (iii) they will not seek to exercise registration rights.
4. The commitment of the TCP Funds as set forth in the Commitment Letter and as modified and amended in this Supplemental Commitment letter is subject to the (i) preparation and execution of definitive documentation, satisfactory to TCP and the Company, for (a) the TCP Transactions, (b) the conversion by the funds associated with Welsh Carson of their Existing Third Lien Notes into Common Stock on the same basis as TCP and their conversion of the Company’s outstanding shares of 8% Series B Convertible Redeemable Preferred Stock and Series B

July 16, 2007

Warrants into shares of Common Stock in accordance with Annex A attached to the Commitment Letter, (c) the conversion by the funds associated with Babson of $3.815 million of their Existing Third Lien Notes into Common Stock on the same basis as TCP and Welsh Carson, and (d) consummation of all other transactions contemplated in the ITC^DeltaCom, Inc. $240,000,000 Senior Secured First Lien Credit Facilities and $75,000,000 Senior Secured Second Lien Term Loan Facility Commitment Letter dated as of June 8, 2007, as such other transactions may be modified as set forth herein as a result of the Investors Commitment (all of the foregoing transactions referred to in this clause (i) the “Refinancing Transactions”), (ii) the execution of the Equity Purchase Agreement, and (iii) consummation of the Refinancing Transactions, substantially in accordance with the terms set forth in the definitive documentation referred to in clause (i) above.
5. The Commitment Letter shall be deemed modified to the extent set forth herein, provided, however, that all other terms and provisions not otherwise amended by the terms and provisions of this Supplemental Commitment Letter remain in full force and effect.
6. The Investors shall be deemed third party beneficiaries to Sections 2 and 3(b) of this Supplemental Commitment Letter.
7. This Supplemental Commitment Letter may be executed in counterparts, each of which shall be an original and both of which, when taken together, shall constitute one agreement, and delivery of an executed signature page by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart.
[Signatures on following page]

Very truly yours,

SPECIAL VALUE ABSOLUTE RETURN FUND, LLC By: SVAR/MM, LLC Its: Managing Member By: Tennenbaum Capital Partners, LLC Its: Managing Member By: Tennenbaum & Co., LLC Its: Managing Member

SPECIAL VALUE BOND FUND II, LLC By: SVIM/MSM II, LLC, as Purchaser Its: Managing Member By: Tennenbaum & Co., LLC Its: Managing Member

Each of the above by:

/s/ Michael E. Leitner

Name:	Michael E. Leitner
Title:	Authorized Signatory

SPECIAL VALUE CONTINUATION PARTNERS, LP
By:	/s/ Michael E. Leitner

Name:	Michael E. Leitner
Title:	Authorized Signatory
[Signatures continue on following page]
[Signature for Tennenbaum Lock-up Agreement]

Accepted and Agreed as of the date
first above written:
ITC^DELTACOM, INC.

By: Name:	/s/ J. Thomas Mullis J. Thomas Mullis
Title:	Senior Vice President – Legal and Regulatory
[Signature for Tennenbaum Lock-up Agreement]